September 29, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Short-Term Bond Fund, Inc. (“Registrant”)

  on behalf of the following series and classes:

  T. Rowe Price Short-Duration Income Fund (the “Fund”)

   Investor Class

   I Class (each, a “Class” and together, the “Classes”)

 File Nos.: 002-87568 / 811-3894

Dear Mr. Sutcliffe:

The following is in response to your additional comments provided on September 28, 2020, regarding the Registrant’s registration statement filed on Form N-1A on July 13, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence in EDGAR. Please also include a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing.

Response: We intend to file a reasonable reproduction of these comments along with our responses to each comment as a correspondence in EDGAR. We intend to also include a redline version of the prospectus showing how applicable comments were incorporated.

Prospectus

Comment: The name of the Fund is the “Short-Duration Income Fund.” Duration is a concept that is exclusive to fixed income securities. It is the staff’s view that “Short Duration Income” connotes a bond or fixed income fund in the context of Rule 35d-1. Please either conform with an 80% policy in fixed income or explain why this 80% policy should not apply.

Additional Comment: We continue to believe that the name of the Fund connotes a bond or fixed income fund in the context of Rule 35d-1. Please conform with an 80% policy in fixed income.

Response: The Fund intends to add a policy to normally invest at least 80% of its assets in fixed income securities, as requested.

Statement of Additional Information (“SAI”)

Original Comment: The SAI lists the various fundamental polices for the T. Rowe Price funds. On page 361, policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Additional Comment: Based on your response to our original comment, we continue to believe that “or group of industries” should be added as appropriate.

Response: We continue to respectfully disagree with the staff that disclosure changes are necessary in response to this comment as we believe that the industry concentration policies set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A. Further, we believe that revising the Fund’s industry concentration policy to include “group of industries” would require shareholder approval to change.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.